OPERATIONS COMMITTEE
June 15, 2006

Present:	Messrs.	Gates	Messrs.	Jonas	Mr.	Greer
		Dirks		Reynolds	Ms.	Hammond
		Gamper		Keyes	Messrs.	Jones
		Heilmeier		Churchill		Rathgeber
	Ms.	Knowles		Donovan		Roiter
	Messrs.	Lautenbach	Ms.	Erickson		Wynant
		McCoy	Messrs.	Farinacci		Berman
	Ms.	Small		Goebel		Campbell
	Messrs.	Stavropoulos
Wolfe

     Mr. Gates, Chairman of the Committee, presided, and Mr. Roiter recorded the minutes. The booklets to the presentations identified on the agenda to the meeting were previously distributed to the Committee and are filed in the Exhibit Book to the meeting.

Review of Fidelity Equity Fund Performance

     Mr. Dwight Churchill, Executive Vice President of FMR, reviewed the equity markets and the performance of Fidelity’s equity funds over the one- and three-year periods ended April 30, 2006. He stated that the domestic and international bull markets continue into their fourth year amid a robust macro economic environment, strong company earnings and reasonable valuations, noting however, that the markets have softened a bit over the last couple of months. He stated that the international market continues its current outperformance versus the domestic market, noting the very strong returns in many regions of the world. He stated that the domestic market currently still favors small cap stocks and discussed the returns of the S&P sectors, noting the strength of the energy sector.

     Mr. Churchill reviewed the organization and structure of the Equity Division over the last year. He stated that Fidelity manages $620 billion in equity assets as of April 30, 2006, and that flows into the equity funds have been very strong this year at almost $18 billion through April 30.

     Mr. Churchill reviewed the performance of the domestic equity funds over the one-and three-year periods ended April 30, 2006, as detailed in the presentation booklet. He stated that FMR believes that in most cases, there is a clear correlation between a fund’s performance against its benchmark and its performance against its mutual fund peers. He

#433010 1 of 7 Fidelity Confidential Information

reviewed the performance of the international equity funds over the same periods. He reviewed the funds’ performance by investment discipline and discussed the funds that outperformed fewer than 50% of their peers on a one- or three-year basis. He stated his view that it is appropriate to allow a manager approximately 18 months to grow into a new fund assignment, and that FMR is confident in the long-term success of certain managers and is closely watching the performance of others. In response to a question from Mr. Wolfe, Mr. Churchill discussed the impact of management changes and dedication of additional resources within FMR. He stated that the results of these changes will be seen over the next few years and beyond. In response to a question from Mr. Stavropoulos, Mr. Churchill stated that to increase the bench strength within the investment staff, FMR has modified its recruiting strategy by seeking experienced candidates from outside of the firm.

     Mr. Churchill reviewed the performance of the funds managed by FMR personnel who also have a role in managing Pyramis accounts, sub-advised by Fidelity International Limited and sub-advised by Geode, over the one- and three-year periods.

     Mr. Churchill discussed the themes FMR is currently focusing on within the Equity Division, including team development, integration of diversified research resources, collaboration with the research and trading desks, development and implementation of quantitative tools and resources, and an enhanced management team and related infrastructure.

After a general discussion, Mr. Churchill concluded his presentation.

Review of Fidelity Specialized Fund Performance

     Mr. Walter Donovan, Executive Vice President of FMR, presented an overview of the Equity Research Department and the specialized funds’ performance over the one- and three-year periods ended April 30, 2006. He reviewed FMR’s global equity research team, which consists of fixed-income, high yield, quantitative and technical analysts in Boston, London, Tokyo and Hong Kong covering the equity sectors. He discussed the recent changes made to Equity Research, which include adding analysts and associates (280 up from 220 a year ago), the addition of Managing Directors of Research, a stronger link with sector trading, and

#433010 2 of 7 Fidelity Confidential Information

enhanced research resources. He stated that Fidelity’s global research resources permit it to be independent from Wall Street research and have key access to important company contacts.

     Mr. Donovan reviewed the performance of the specialized funds on a rolling average annual and asset-weighted average annual basis compared to custom benchmarks over the one- and three-year periods ended April 30, 2006. He stated that overall the funds outperformed these two measures by approximately 400 basis during the one-year period, and by 139 bp and 21 bp, respectively, over the three-year period. He stated that approximately 75% and 62% of the specialized funds beat their custom benchmark over the periods, respectively, a significant improvement from the same periods last year. He reviewed charts that show the performance (compared to custom benchmarks) of each retail Select fund over the one- and three-year periods. Mr. Donovan stated that more detailed fund-level performance information, including the funds that underperformed their respective benchmark by more than 50 bp during the three-year period ended April 30, is contained in the Appendix to the presentation booklet.

     Mr. Donovan reviewed the current focus of the Equity Research Department, which includes enhancing resources at several levels (additional associates and analysts and management capabilities), creating multiple career tracks and new diversified analyst research positions to work with the diversified managers on existing portfolio teams, and the realignment of the Select Funds to Morgan Stanley’s global industry classification scheme.

After a general discussion, Mr. Donovan concluded his presentation.

Review of Fidelity Asset Allocation Group Performance

     Mr. Boyce Greer, Executive Vice President of FMR, provided an overview of the performance of the funds in Fidelity’s Global Asset Allocation Group over the one- and three-year periods ended April 30, 2006. He reviewed the organization and structure of the Group, and the $80.6 billion in assets managed by the Group, primarily in the Freedom Funds, Strategic Funds and Asset Manager Funds. He reviewed the performance of the funds’ five asset classes, stating that while all classes had positive returns, international and domestic equities had the strongest returns at 33.7% and 15.4%, respectively.

#433010 3 of 7 Fidelity Confidential Information

     Mr. Greer reviewed the sub-portfolio management assignments and structure of Fidelity’s three Strategic Funds. He stated that the Funds outperformed their respective composite benchmarks by a range of 20-458 bp during the one-year period. He reviewed the risk profiles of the seven Asset Manager Funds, and the performance of each Fund. He stated that the funds’ relative returns (compared to their benchmarks) ranged from 1.6% to 11.4% for the one-year period. He discussed the explosive growth of Fidelity’s Freedom Funds, stating that the product line, which launched in 1996, has approximately $52 billion in assets currently. He reviewed the performance of all the Freedom Funds (retail, Advisor and VIP), noting that each Fund (except one) had positive performance relative to its benchmark over the one-year period (or life-of-fund, if applicable). He stated however, that performance is negative on a three- and five-year basis for the retail funds, the only funds with this length of performance history. There was a discussion of these results. Mr. Greer stated that more detailed fund-level performance information is contained in the Appendix to the presentation booklet.

     After a general discussion, Mr. Greer concluded his presentation. Mr. Gates thanked Messrs. Churchill, Donovan and Greer for their presentations and complimented FMR on its efforts over the last year to enhance the infrastructure surrounding the funds and the improved performance results achieved to date.

At this time, Messrs. Churchill, Donovan and Greer left the meeting.

Consideration of Annual Renewal of Money Market Funds’ and Bond Funds’ Management Contracts, Sub-Advisory and International Research Agreements

     Mr. Roiter asked if there were any further questions or comments regarding the renewal of the management contracts, sub-advisory agreements and international research agreements for the money market funds and bond funds. The members of the Committee stated that there were none. Mr. Roiter noted that as part of the Board’s renewal of these contracts and agreements, FMR will terminate the sub-advisory agreement with FMR U.K., which is in place for most bond funds and allowed for the provision of discretionary and non-discretionary services.

#433010 4 of 7 Fidelity Confidential Information

     Mr. Gates stated that the Committee has determined to recommend that the management contracts, sub-advisory agreements, and international research agreements for the money market and bond funds be continued for a period of one year through June 30, 2007.

Review and Approval of the Funds’ Insurance Program

     Mr. Roiter stated that Rule 17g-1 under the 1940 Act requires that a majority of a fund’s independent trustees approve, at least annually, the bond coverage in place for the funds. He stated that the funds’ proposed insurance program for the period July 1, 2006 through June 30, 2007 provides coverage against (i) trustees management liability, (ii) errors and omissions liability, (iii) larceny and embezzlement, (iv) uncollectible, forged, or altered checks, and (iv) “cyber” liability related to web site content, systems security and systems extortion threats. He stated that an “excess” management liability program, covering the non-indemnified wrongful acts of the Independent Trustees only, has been in effect since November 2003, and provides $100 million in coverage.

     Mr. Roiter stated that the program structure and limits will remain in place for the July 1, 2007 renewal, and that FMR is finalizing negotiations with insurers on costs and terms. He stated that based on initial indications from competing underwriters, it is anticipated that AIG will have the most favorable terms and be retained as “lead” underwriter. He stated that the finalized proposals will be reviewed with Debevoise & Plimpton, and the insurer offering the most favorable terms will be selected and coverage will be effective July 1. He stated that FMR will report back to the Committee at its July meeting.

     After a general discussion, the Committee determined to recommend approval of the funds’ professional liability/management liability/bond insurance program and the “excess” Independent Trustees management liability program for the period of July 1, 2006 through June 30, 2007, subject to review and approval by counsel of any substantive changes to the coverage terms and total cost, as detailed in the June 7, 2006 Board memorandum.

Approval of the Rescheduling of Certain 2006 Shareholder Meetings and Update on Related Meeting Matters

#433010 5 of 7 Fidelity Confidential Information

     Mr. Roiter stated that FMR proposes to reschedule the shareholder meeting for Variable Insurance Products Fund and Variable Insurance Products Fund II from September to November 15, 2006, with a record date of September 18, 2006. He stated that this will allow FMR to consolidate the mailings for these Trusts with the mailing for a shareholder meeting of Variable Insurance Products Fund III.

     Mr. Roiter stated that FMR submitted a no-action request with the SEC in March 2006 to omit a shareholder proposal from Fidelity Cash Reserves’ next proxy statement. He stated that on May 8, 2006, the SEC granted the request on the basis that the shareholder failed to follow a procedural requirement to submit a proposal. He stated that the fund’s meeting will be held as scheduled on July 19, 2006.

     After further discussion, the Committee determined to recommend Board approval of the revised record and meeting dates for Variable Insurance Products Fund and Variable Insurance Products Fund II, as detailed in the June 7, 2006 Board memorandum.

Recommendation Regarding Potential Litigation

     Mr. Roiter stated that FMR recommends that the Fidelity funds decline to pursue litigation against certain parties, as detailed in the June 7, 2006 Board memorandum, which is subject to attorney-client privilege.

After discussion, the Committee determined to recommend Board approval of FMR’s recommendation to decline to pursue litigation against certain parties.

Review of Proposed Advisory Contract Approval Disclosure for the Equity Funds

     Mr. Roiter stated that FMR has prepared a template document that shows the standard elements of advisory contract approval disclosure for all equity funds and identifies principal fund-specific variations. He stated that final disclosures for each fund may vary in minor respects to accommodate reports that cover multiple funds. He stated that FMR will post the draft fund-by-fund disclosures on the Board Reporting website prior to the July meeting. He stated that FMR believes that the proposed disclosures, when modified to reflect the Board’s upcoming deliberations, will adequately describe the material elements of the Board’s decision to approve each equity fund’s advisory contracts.

#433010 6 of 7 Fidelity Confidential Information

Quarterly Report on Custody of Foreign Assets

     Mr. Roiter stated that none of the funds’ global custodians reported any material adverse changes in the funds’ foreign custody arrangements, pursuant to Rule 17f-5, during the quarter ended March 31, 2006. He stated that each of the funds’ global custodians has certified in writing that it is operating its subcustodian network in conformity with Rule 17f-5, and that the foreign securities depositories used by its custody network are eligible under Rule 17f-7.

Other Matter

     Mr. Roiter distributed a handout, to be filed in the Exhibit Book to the meeting, and provided an update on the SEC’s proposed Investment Company Governance rule, for which comments are being re-solicited by August 21, 2006.

There being no further business to come before the Committee, the meeting was adjourned.

#433010 7 of 7 Fidelity Confidential Information